UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2019

Commission File Number 001-39059

AVITA MEDICAL LIMITED

(Name of Registrant)

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

Tel: +61 (0) 3 8689 9997

Fax: +61 (0) 8 9474 7742

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

AVITA MEDICAL LIMITED

Form 6-K

Page
Explanatory Note	Page 2

Signatures	Page 3

Full Year Statutory Accounts	Exhibit 99.1

New Release dated September 30, 2019: AVITA Medical Announces Listing on Nasdaq	Exhibit 99.2

EXPLANATORY NOTE

Avita Medical Limited (the “Company”) published two announcements (the “Public Notices”) to the Australian Securities Exchange on September 30, 2019 titled:

•	Full Year Statutory Accounts

•	News Release dated September 30, 2019: AVITA Medical Announces Listing on Nasdaq

Copies of the Public Notices are attached as exhibits to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Please note that our financial statements are general purpose consolidated financial statements that have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with the requirements of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avita Medical Limited

By:	/s/ Michael Perry
Name:	Michael Perry
Title:	Chief Executive Officer

Date: September 30, 2019

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